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                               BOSS MINERALS, INC.

                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2

                            Telephone: (604) 602-7591
                            Facsimile: (604) 602-7593



February 2, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120682
         ------------------------------------------------------------

We write in response to your letter dated January 21, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

General
-------

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419. " See Security Act Release No. 33-6932 (April 28, 1992).

         Your disclosure indicates the following: that you are an exploration stage company; that you have no revenues to date that you currently have only an option to explore 20 claims; that you have no information on the property other than reports and filings by others; that you have not performed any work on the property to date; that you have paid only $3,000 for the option up to the present time; that your assets consist of the option and $18,309 in cash; that you have disclosed that you do not currently have any arrangements for financing and may not be able to find such financing if required; that you have disclosed that neither Mr. Krioukov nor Mr. Jirniaguine has any "professional training or technical credentials in the exploration, development and operation of mines"; and that Mr. Krioukov has significant experience with, and devotes the majority of his time to, accounting and working with public companies.

         In view of the foregoing, your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

         Accordingly, please revise your disclosure throughout the prospectus to comply with Rule 419 of Regulation C or provide, in the prospectus, a detailed explanation as to why Rule 419 does not apply to your company and this offering and that the company has no intention of entering into a merger or acquisition within the next twelve months.

         We have added the following disclosure in the "Description of Business" section:

         "We are not a "blank check" company as defined in Rule 419 of Regulation C of the Securities Act of 1933. Rule 419 and the corresponding adopting release define a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan.

         We were incorporated for the purpose of commencing operations in the mineral property exploration business. Contrary to the "blank check" company definition, we have a very specific business plan as outlined in our plan of operations: we have acquired an interest in the Mosquito King property located in British Columbia and have commenced exploration activities on the claims. We intend to incur exploration expenditures on the property in order to determine whether or not it contains economic mineralization and to keep the option in good standing.

         We do not have any intention of entering into a merger or acquisition within the next twelve months."

         We also note that during the three months ended December 31, 2004, we have incurred $3,005 in additional expenditures on the property. While you indicate that we "have no information on the property other than reports and filings by others", we commissioned and paid for the geological report described in our registration statement. It is common practice in the mineral exploration industry to have an independent geologist prepare such reports in order to ensure that the information gathered is unbiased and not influenced by directors who hold a significant interest in the company's shares.

2. Please include the Commission's file number on the cover page of the registration statement.

         We have included the Commission's file number on the cover page of the registration statement.

         Risk Factors
         ------------

3. Disclose in a risk factor and, also, in the "Description of Business" section the following: that neither Mr. Krioukov nor Mr. Jimiaguine has any "professional training or technical credentials in the exploration, development and operation of mines"; and that Mr. Krioukov has significant experience with, and devotes the majority of his time to, accounting and working with public companies.

         We already have a risk factor in our registration statement that describes the risk you indicate. We have added additional disclosure to it to address specific points in your comment. We have added included the same disclosure in the "Description of Business" section.

Directors, Executive Officers, Promoters and Control Persons, page 13
---------------------------------------------------------------------

4. It appears there are other businesses to which Mr. Krioukov is making a significant contribution even though he might not be named as an executive officer, for example, Overseas Public. Please include in the disclosure in this section his position with each of the other companies.

         There are no other businesses to which Mr. Krioukov is making a significant contribution. Overseas Public Inc. ("Overseas") provided Mr. Krioukov with the opportunity to provide accounting consulting services to Overseas's clients from time to time. However, since the formation of Overseas, Mr. Krioukov has not provided any such consulting services.

5.       Please ensure  that,  for  each  university  and  workplace  you   have
         referenced in this section, you disclose the city and country where it is located.

         We have disclosed the city and province/country for each university and workplace disclosed.

Mosquito King Property Option Agreement, Page 17
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6.       We note that you have revised your  disclosure in the second  paragraph of this section to include the following: "Once we have made all of the above payments, we will be deemed to have exercise (sic) the option and will have acquired a 100% interest in the Mosquito King property"~ Please revise the sentence to clarify that the option is for mineral claims only.

         We have clarified that by exercising the option, we will have acquired a 100% interest in the claims comprising the Mosquito King property, not the property itself. We have also stated that owning the claims only provides us with the right to explore for and extract minerals. We will not own any real property interest in the claims.

Title to the Mosquito King Property, page 17
--------------------------------------------

7. Please revise the dollar amount in the third sentence of the first paragraph of this section, which sentence states:

         "lf we do not complete at least $0 (sic) in exploration work on the claims by this date, Craig A. Lynes will no longer be the owner of the claims and we will have breached a term of our option agreement that requires us to keep the claims in good standing."

         We have revised the dollar amount so that it reads "$4,400".

 Description of Business, pagee 17
 ---------------------------------

8. We have reviewed your response to our prior comment 11. In the first paragraph of this section, please clarify for the lay person the meaning of the following: "In order to determine the legal feasibility of the property, we must complete a survey of the mineral claims comprising the Mosquito King property in order to ensure that the mineralization that we intend to exploit is within the claims (sic) boundaries." In addition, add a risk factor regarding this uncertainty.

         We have added the following disclosure:

         "A survey involves a determination by professional surveyors, using technical equipment and instruments, of the exact boundaries of the area that is covered by each Mosquito King mineral claim."

         We have also added a risk factor regarding the uncertainty of claims boundaries.

 Geological Assessment Report: Mosquito King Property, page 19
 -------------------------------------------------------------

9.       Please repeat in the disclosure Dr. Molak's  statement that the report
         does not comply with the National  Instrument 43-1 01.    Also, explain
         what the National Instrument 43-101 is.

         We have added the following disclosure:

         "Dr. Molak has indicated that his geological report on the property does not comply with National Instrument 43-101, a Canadian rule that governs how companies disclose scientific and technical information about their mineral projects to the public. This rule requires that all disclosure be based on advice by a qualified geoscientist or engineer who is independent of the company and who personally visits the property. While Dr. Molak is a qualified geoscientist who is independent of us, as mentioned above, Dr. Molak was unable to complete a review of the Mosquito King property during his October visit.

         National Instrument 43-101 only applies to mineral property disclosure made in Canada. It does not have any application in the United States."

 Exhibits
 --------

 10. We note that you have filed a form of subscription agreement in response to our prior comment 28. Please file each agreement.

         We have filed a copy of each subscription agreement as an exhibit to our registration statement.

Engineering Comments
--------------------

11. Insert a small-scale map showing the location and means of access to your property. This map should include an index map showing where the property is situated in relationship to the state or province, etc., in which it was located. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual. Otherwise, provide the map to the staff for our review.

         We previously filed a small-scale location map for the Mosquito King property as Exhibit 99.1 to our initial registration statement filing.

12. Remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.

         We have removed the technical report as an exhibit. The geological report was filed as an exhibit in accordance with your request in comment 15 of your previous letter.

Yours truly,

BOSS MINERALS INC.

PER:

ANDREI KRIOUKOV
President